Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta — April 14, 2010 — Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Wednesday, May 5, 2010 at 8:30 a.m. MDT (10:30 a.m. EDT) to discuss Talisman’s first quarter results. Participants will include John Manzoni, President and Chief Executive Officer and members of senior management. Talisman plans to issue its first quarter results the morning of May 5 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 8:20 a.m. MDT (10:20 a.m. EDT), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:

1-888-231-8191 (North America) or

1-647-427-7540 (Local Toronto & International)

A replay of the conference call will be available at approximately 11:30 a.m. MDT on Wednesday, May 5, 2010 until 9:59 p.m. Wednesday, May 12, 2010. If you wish to access this replay, please call:

1-800-642-1687 (North America) passcode 67974240 or

1-416-849-0833 (Local Toronto & International) passcode 67974240

Live Internet Audio Broadcast

The conference call will also be broadcast live on the internet and can be accessed by going to the Talisman website
(www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://w.on24.com/r.htm?e=202319&s=1&k=36D33CDFA8C90FF48EFB7A9744A16812

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:	Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate	Christopher J. LeGallais
& Investor Communications	Vice President, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com